FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number _____0-16174_____

<u>**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**</u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>**Petach Tikva 49131 Israel**</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>   X   </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u>   X   </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>   </u>



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                 Chief Financial Officer
                 Teva Pharmaceutical Industries Ltd
                 (011) 972-2-589-2840

                Bill Fletcher
                 President and CEO
                 Teva North America.
                 (215) 591-8800

FOR IMMEDIATE RELEASE

                Dorit Meltzer
                 Director, Investor Relations
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF MIRTAZAPINE TABLETS, 45 MG

Jerusalem, Israel, June 19, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration has approved the company's 45 mg strength of Mirtazapine Tablets. Shipment of this product will begin immediately.

Mirtazapine Tablets, 45 mg are the AB-rated generic equivalent of Organon's Remeron Tablets, 45 mg, and are indicated as monotherapy for the treatment of depression. Teva received FDA approval for the 15 mg and 30 mg strengths of this product on January 24, 2003.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: June 23, 2003